Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Fat Projects Acquisition Corp on Form S-4 of our report dated April 28, 2022, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audit of the financial statements of Fat Projects Acquisition Corp as of December 31, 2021 and for the period from April 16, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Independent Auditors” in such Prospectus.

/s/ Marcum llp

Marcum llp
Hartford, CT
October 4, 2022